                                  UNITED STATES


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                -----------------


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2(b)

                                ----------------

                               LUMINEX CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   55027E 10 2
                                 (Cusip Number)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)

                                -----------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]  Rule 13d-1(b)

       [ ]  Rule 13d-1(c)

       [X]  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 55027E 10 2            SCHEDULE 13G
                             (cover page continued)

1.   NAME OF REPORTING PERSON

                  Robert Jerrold Fulton

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                            (A)      [ ]
                                                            (B)      [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

                                    5.       SOLE VOTING POWER

                                             None
NUMBER OF
SHARES                              6.       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                                     1,561,500(1)
EACH
REPORTING PERSON                    7.       SOLE DISPOSITIVE POWER

                                             None

                                    8.       SHARED DISPOSITIVE POWER

                                             1,561,500(1)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,561,500(1)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [  ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.7%

12.  TYPE OF REPORTING PERSON

                  IN

(1) 1,224,000 are owned by the Fulton Family Partners, Ltd. and 337,500 shares are owned by J & J Partners, Ltd., of which both partnerships are controlled by Robert Jerrold Fulton, General Partner and Jackie Nixon-Fulton, General Partner.



                               Page 2 of 6 Pages
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CUSIP No. 55027E 10 2            SCHEDULE 13G
                             (cover page continued)

1.   NAME OF REPORTING PERSON

                  Jackie Nixon-Fulton

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                 (C)   [  ]
                                                                 (D)   [  ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

                                            5.       SOLE VOTING POWER

                                                     None
NUMBER OF
SHARES                                      6.       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                                             1,561,500(1)
EACH
REPORTING PERSON                            7.       SOLE DISPOSITIVE POWER

                                                     None

                                            8.       SHARED DISPOSITIVE POWER

                                                     1,561,500(1)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,561,500(1)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [  ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.7%

12.  TYPE OF REPORTING PERSON

                  IN


(1) 1,224,000 are owned by the Fulton Family Partners, Ltd. and 337,500 shares are owned by J & J Partners, Ltd., of which both partnerships are controlled by Robert Jerrold Fulton, General Partner and Jackie Nixon-Fulton, General Partner.


                               Page 3 of 6 Pages
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SCHEDULE 13G

ITEM 1(A).      NAME OF ISSUER:     Luminex Corporation

ITEM 1(B).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                12212 Technology Blvd., Austin, Texas 78727

ITEM 2(A).      NAME OF PERSONS FILING:     Robert Jerrold Fulton and
                                            Jackie Nixon-Fulton

ITEM 2(B).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                305 Evergreen Trail, Cedar Hill, Texas 75104

ITEM 2(C).      CITIZENSHIP:        United States

ITEM 2(D).      TITLE OF CLASS OR SECURITIES:    Common Stock, $0.001 par value

ITEM 2(E).      CUSIP NUMBER:       55027E 10 2

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR
                13D-2(B),

                (A)  [  ]  BROKER OR DEALER REGISTERED UNDER THE ACT

                (B)  [  ]  BANK AS DEFINED IN SECTION 3(A)(6) OF THE ACT

                (C)  [  ]  INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19) OF
                           THE ACT

                (D)  [  ]  INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE
                           INVESTMENT COMPANY ACT

                (E)  [  ]  INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF
                           THE INVESTMENT ADVISERS ACT OF 1940

                (F)  [  ]  EMPLOYEE BENEFIT PLAN, PENSION FUND WHICH IS SUBJECT
                           TO THE PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 OR ENDOWMENT FUND; SEE SECTION 240.13D-(B)(1)(II)(F)

                (G)  [  ]  PARENT HOLDING COMPANY, IN ACCORDANCE WITH SECTION
                           240.13D-1(B)(II)(G); SEE ITEM 7

                (H)  [  ]  GROUP, IN ACCORDANCE WITH SECTION
                           240.13D-1(B)(1)(II)(H)

ITEM 4.         OWNERSHIP:

                (A)  AMOUNT BENEFICIALLY OWNED:  1,561,500 shares of which
                                                 1,224,000 are owned by the
                                                 Fulton Family Partners, Ltd.
                                                 and 337,500 shares are owned by
                                                 J & J Partners, Ltd., of which
                                                 both partnerships are
                                                 controlled by Robert Jerrold
                                                 Fulton, General Partner and
                                                 Jackie Nixon-Fulton, General
                                                 Partner.

                (B)  PERCENT OF CLASS:  5.7%




                                Page 4 of 6 Pages
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                                  SCHEDULE 13G


                (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                     (I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                                    -0-

                     (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                                    1,561,500

                     (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                           OF:

                                    -0-

                     (IV)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                           OF:

                                    1,561,500


ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                     IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ].

                     Not applicable.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                    Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                    Not applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

                    Not applicable.

ITEM 10.        CERTIFICATION.

                           By signing below I certify that, to the best of my
                knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 5 of 6 Pages
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                                  SCHEDULE 13G

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                 /s/ Robert Jerrold Fulton
                                                 -------------------------------
                                                 Robert Jerrold Fulton

Date: 13 February 2001


                                                 /s/ Jackie Nixon-Fulton
                                                 -------------------------------
                                                 Jackie Nixon-Fulton

Date: 13 February 2001



                               Page 6 of 6 Pages
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                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock of Luminex Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof each of the undersigned, being duly authorized, hereby execute this Agreement on the date set forth opposite his or her name.



                                                 /s/ Robert Jerrold Fulton
                                                 -------------------------------
                                                 Robert Jerrold Fulton

Date: 13 February 2001


                                                 /s/ Jackie Nixon-Fulton
                                                 -------------------------------
                                                 Jackie Nixon-Fulton

Date: 13 February 2001